

August 12, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, each representing a 1/40th interest in a share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, of COMERICA INCORPORATED, under the Exchange Act of 1934.

Sincerely,

[signature: Craig A. Mart...]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com